July 31, 2025

Via EDGAR

Nicholas O’Leary

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

SEC LETTER TO FIRSTVITALS INC.

Issuer Response to Letter dated July 29, 2025

Regarding Offering Statement on Form 1-A filed April 4, 2025

File No 024-12598

Dear Mr. O’Leary,

On behalf of FirstVitals Inc., we submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated July 29, 2025.

1.

We note your disclosure that you have entered into a memorandum of understanding with AI developer Augere Medical AS. Please state clearly if this memorandum of understanding is binding or not. Additionally, please file this memorandum of understanding as an exhibit or tell us why you believe you are not required to do so. Please refer to Item 17(6) of Part III of Form 1-A.

Company response:

The Company entered into a non-binding memorandum of understanding with Augere Medical AS on July 17, 2025. The Company has amended the Offering Circular in multiple places to indicate that the memorandum of understanding is non-binding. As currently disclosed in the Offering Circular, the Company expects to continue to negotiate with Augere Medical AS in furtherance of executing a definitive agreement. The Company will continue to negotiate with other AI developers if the definitive agreement with Augere cannot be executed. The Company wishes to be transparent with potential investors and besides the disclosure in the narrative on page 39, the Company will file the non-binding memorandum of understanding as an exhibit.

2.

We note your disclosure that you intend to make a $2,000,000 investment into Augere in return for a 10% equity stake in Augere and that you intend to make certain milestone payments to Augere totaling $1,250,000. Given that this is a best efforts offering and you are not employing a minimum offering amount, please disclose how you will proceed if you do not raise enough funds to cover all of these costs. Your disclosure should also address whether you would move forward with a minority investment into Augere if the size of the investment relative to your total assets would give rise to potential concerns about you operating as an unregistered investment company under the Investment Company Act of 1940. Additionally, please revise your Use of Proceeds disclosure to reflect the payments to Augere.

Company response:

As noted on page 39 of the Offering Circular, the Company is continuing to review alliances with other companies to develop the AI enhancements. The Company retains the authority and ability to evaluate which party will provide the AI enhancements. The Company will determine the appropriate third party and consideration for the AI enhancements based on the other party’s experience and ability to execute and deliver the AI enhancements.

As provided in the description on page 39, any definitive agreement with Augere Medical AS would be conditional upon a successful completion of this Offering. The Company will not enter into a definitive agreement with Augere if the Company has not successfully completed the Offering to the Company’s needs and satisfaction. If the Company determines to proceed to a definitive agreement with Augere Medical AS, it will have raised a sufficient amount from the proceeds of the Offering to make any payments to Augere Medical AS.

The Company has amended the description of the Non-Binding Memorandum of Understanding with Augere Medical AS to include the following language: “The Company will not enter into a definitive agreement with Augere, or any other party, if the Company has not successfully completed the Offering to the Company’s overall needs and satisfaction to pursue its business plan.”

The Company is seeking to raise $20,740,000.  If the Company is successful in raising the full amount, an $2,000,000.00 investment into Augere pursuant to the terms of the MOU, which is currently non-binding, would represent just short of 10% of the Company’s assets.  At 10% of the Company’s assets, an investment in Augere would not put the Company at risk of operating as an unregistered investment company under the Investment Company Act of 1940.  Under this analysis, if the Company is able to raise funds in this Offering in excess of $5,000,000, an investment in another company would not represent 40%  of the Company’s assets and therefore the Company would not be operating as an unregistered investment company under the Investment Company Act of 1940.

Relating to concerns about the potential investment into Augere and the implications of the Investment Company Act of 1940, the Company has amended the Offering Circular to include the following risk factor:

There is a risk that an investment into Augere Medical AS, or other company, could result in the Company being in violation of the Investment Company Act of 1940.

The Company is not an investment company, and the Company does not hold itself out as an investment company. However, there are a class of companies that can inadvertently find themselves within the definition of “investment company” pursuant to the Investment Company Act of 1940 (the “1940 Act”). A company that meets the definition of “Investment Company” pursuant to the 1940 Act needs to register with the SEC. As described below, there are many rules and restrictions governing Investment Companies that require significant disclosure and compliance. Fortunately, there are several exemptions to the 1940 Act, and the Company will operate its business so that it does not inadvertently subject itself to the 1940 Act.

In addition to not holding itself out as an Investment Company, the primary exemption from the 1940 Act the Company will rely on is an asset test. If a company owns investment securities that represent 40% or more of its assets, that company may be determined to be an Investment Company subject to the 1940 Act. As part of its development of its AI component for the VCE, FirstVitals is negotiating with multiple AI development companies. These negotiations have led to the Company to execute a non-binding Memorandum of Understanding with Augere Medical AS (the “MOU”). One of the terms of the non-binding MOU provides that FirstVitals would make a $2,000,000.00 investment into Augere Medical AS (“Augere”) in exchange for 10% ownership of Augere. This 10% ownership would be considered investment securities under the 1940 Act. If that 10% ownership in Augere represented 40% or more of the Company’s assets, FirstVitals could be considered an Investment Company under the 1940 Act.

As of the date of this Offering, the Company has limited assets. FirstVitals is raising up to $20,440,000 in this Offering. If the Company were to raise this amount, a subsequent $2,000,000.00 investment into Augere would represent approximately 10% of the Company’s assets, and would not trigger Investment Company status. Similarly, if the Company were able to raise more than $5,000,000.00 in this Offering, an investment of $2,000,000 into Augere would not represent 40% or more of the Company’s assets.

However, the non-binding MOU calls for a further definitive agreement which is conditional upon the successful completion of this Offering. The Company will determine what it considers to be a successful completion of the Offering. Consistent with the Company’s disclosures under the heading “Use of Proceeds”, the Company may determine to use proceeds designated as product development to pursue a strategic alliance that would accomplish such product development. The MOU with Augere also calls for a product development agreement, and any funds paid to Augere under a product development agreement would not be considered investment securities as defined under the 1940 Act.

The Company will purposely operate its business to avoid falling into Investment Company status under the 1940 Act. The Company will manage its Offering proceeds and structure any investment into a third party so that the Company does not inadvertently fall into Investment Company status under the 1940 Act. Some of the rules and restrictions on 1940 Act companies that the Company is determined to avoid are:

•	Limit on affiliate transactions. Any transactions and dealings between an investment company and its affiliates are presumptively unlawful. The definition of “affiliate” under the Investment Company Act is very broad (see Section 17).
•	Ethics, compliance and recordkeeping burdens. The Investment Company Act sets forth detailed requirements for investment companies to adopt (i) a code of ethics, (ii) written policies and procedures to ensure compliance with federal securities laws and (iii) a recordkeeping policy. These policies must be reviewed at least annually, and in some cases quarterly, and the entire compliance system is subject to sporadic, in-depth, on-site audit and inspection by the SEC (see Sections 17, 31 and 38 and related Investment Company Act rules).
•	Limitations on capital structure. Investment companies must maintain (i) 300% asset coverage over debt (and 200% asset coverage over any preferred stock), (ii) only one class of debt and (iii) only one class of preferred stock (see Section 18).
•	Strict investment policies. Investment companies must adopt various policies governing investment objectives and concentrations, borrowing money and issuing “senior securities.” These companies must strictly adhere to these policies, which cannot be changed without a shareholder vote. Note that acquiring control of another company risks breaching the investment objectives and would likely require shareholder approval (see Sections 8 and 13).
•	Limits on directors, officers, underwriters and others. The directors, officers, underwriters and other specified related parties of an investment company are subject to a wide range of “bad boy” disqualifications, with a 10-year look back (see Section 9).
•	Requirements for independent directors. In general, at least 40% of the board of directors (and in many cases, at least 75%) must not have a material business relationship with the investment company, its entities or certain additional persons. These directors are also subject to heightened scrutiny, as the SEC has repeatedly emphasized that independent directors must act as “watchdogs” on behalf of investors (see Section 10).
•	Required investment adviser. The investment company would be required to appoint a registered investment adviser. Registered investment advisers are subject to the various Rules and Regulations of the Investment Advisers Act of 1940, which include adoption of a compliance program designed to ensure compliance with the Investment Advisers Act of 1940. Appointing a registered investment adviser requires shareholder approval and adoption of a written contract (also by shareholder approval), which cannot be assigned or changed without shareholder approval. The contract is subject to strict fee requirements and anti-assignment provisions (see Sections 10 and 15).[3]

•	Public filings; financial reporting. The investment company’s periodic filings, as well as its annual (audited) and quarterly (unaudited) financial statements are configured significantly differently from the forms used by traditional operating companies and may be subject to separate accounting requirements (see Section 30).
•	Changes in status. An investment company may not cease to be an investment company without shareholder approval (see Section 13).
•	Effect on MLP taxation. The Investment Company Act poses particular problems for publicly traded partnerships, also known as master limited partnerships, or MLPs. It is critical for MLPs to avoid investment company status at all costs. MLPs are not subject to tax at the entity level, and the MLP’s taxable income is allocated to its partners and taxed only at the partner level. Section 7704(a) of the Internal Revenue Code of 1986 (the Code) provides the general Rule that a publicly traded partnership will be treated as a corporation for federal income tax purposes. Section 7704(c) of the Code provides an exception to the general Rule for any publicly traded partnership if 90% or more of such publicly traded partnership’s gross income for a taxable year consists of “qualifying income,” which is defined to include income from a number of activities, the most significant of which are related to certain natural resources. However, this exception from the publicly traded partnership Rules generally does not apply to a publicly traded partnership that would be treated as a regulated investment company as defined in Section 851(a) of Code, if such publicly traded partnership were a domestic corporation.[4] Thus, a publicly traded partnership that is registered under the Investment Company Act is generally taxed as a corporation under the Code. In other words, a registered investment company generally cannot be an MLP.

The Company has provided a table of estimated Use of Proceeds on page 33 of the Offering Circular.  The notes to the Use of Proceeds have stated that the Company it “may determine to use proceeds, especially proceeds designated as product development, to pursue strategic acquisitions or ventures that are consistent with its diagnostic model and accomplish the initiatives outlined in the Use of Proceeds above.”

The Company will amend this Use of Proceeds note as follows: “The Company may determine to use proceeds, especially proceeds designated as product development, to pursue strategic acquisitions or ventures that are consistent with its diagnostic model and accomplish the initiatives outlined in the Use of Proceeds above. The Company may determine to use the proceeds designated for product development to include a strategic alliance with Augere Medical AS, a software developer specializing in AI enhancements for use in imaging the gastrointestinal system.  As described under “Plan of Operations”, the Company has executed a non-binding Memorandum of Understanding with Augere Medical AS.  The Company reserves the right to change the anticipated or intended Use of Proceeds, and if the Company determines that its needs for its AI component of the VCE are best served by an investment into, and product development agreement with, Augere Medical AS, then proceeds of the Offering will be used to engage Augere Medical AS pursuant to a definitive agreement based on the terms of the Memorandum of Understanding.”

The Company is aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. The Company is aware that, upon qualification of the Form 1-A, Rule 257 of Regulation A requires the Company to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please direct any questions or comments regarding the Company’s responses to me at conn@redrocksecuritieslaw.com or 720-586-8614.

Sincerely

RED ROCK SECURITIES LAW

/s/ Conn Flanigan
Conn Flanigan